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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

NEW HORIZONS WORLDWIDE, INC.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
645526 10 4
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	645526 10 2	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Stuart O. Smith Declaration of Trust of Stuart O. Smith, dated 11/18/81, as modified

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,376,410

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,376,410

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,376,410

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer:

New Horizons Worldwide, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1900 S. State College Blvd., Suite 200, Anaheim, CA 92806

Item 2(a).	Name of Person Filing:

Stuart O. Smith, individually and as trustee and settlor of The Declaration of Trust of Stuart O. Smith, dated 11/18/81, as modified

Item 2(b).	Address of Principal Business Office or, if none, residence:

1900 S. State College Blvd., Suite 200, Anaheim, CA 92806

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

645526 10 4

Item 3.

Not Applicable

Page 3 of 5 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

1,376,410 shares of Common Stock are held beneficially and of record by The Declaration of Trust of Stuart O. Smith, dated 11/18/81, as modified (the “Trust”). As the settlor and current trustee of the Trust, Mr. Stuart O. Smith has voting and dispositive power of the securities held by the Trust.

	(b)	Percent of class:

13%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 0 ,

	(ii)	Shared power to vote or to direct the vote 1,376,410 ,

	(iii)	Sole power to dispose or to direct the disposition of 0 ,

	(iv)	Shared power to dispose or to direct the disposition of 1,376,410 .

Item 5.		Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.		Identification and Classification of Members of the Group.

Not Applicable

Item 9.		Notice of Dissolution of Group.

Not Applicable

Item 10.		Certification.

Not Applicable

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

(Date)

/s/ Stuart O. Smith

(Signature)

Stuart O. Smith, Secretary

(Name/Title)

Page 5 of 5 Pages